May 4, 2009

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 2, 2009
File No. 001-09853

Dear Ms. Collins:

In connection with your letter dated April 21, 2009 to David I. Goulden, Executive Vice President and Chief Financial Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 53

1.	We note from your response to prior comment 5 in your letter dated June 7, 2007 that fair value for professional services is based upon “standalone professional services contracts or a renewal rate specified in a contract, if one exists.” For both installation and professional services included in arrangements accounted for pursuant to SOP 97-2, please tell us the volume of stand alone sales and/or renewals used in your most recent analysis for vendor specific objective evidence (“VSOE”) and tell us the percentage of customers that renew services at the stated rate, as applicable. Additionally, please update us with the amount of revenue recognized for contracts accounted for pursuant to SOP 81-1 for each period presented.

Response:

Within our Information Infrastructure business, we utilized standalone sales in the vast majority of cases with limited use of contractual renewal rates to determine the VSOE of fair value of our professional services rates. Our analysis of VSOE of fair value of professional services includes both installation and professional services since such work is performed by the same employees. The total volume of standalone engagements in our most recent analysis of VSOE was as follows:

Segment	Number of Contracts	Dollar Value of Bookings
Information Storage	2,229	$161.0 million
Content Management and Archiving	1,456	$87.0 million
RSA Information Security	35	$1.1 million
Total	3,720	$249.1 million

We only utilized contractual renewal rates within our Content Management and Archiving segment for determining the VSOE of fair value of professional services. For the four quarters ended September 30, 2008, we had 44 contracts that were booked using renewal rates established in contracts from previous years. In addition, for the four quarters ended September 30, 2008, we issued 19 new contracts which contained stated renewal rates. Of these 19 new contracts, ten have had contract renewals at the rate specified in the original contract. For all of the aforementioned renewals, 100% were priced at the rates stipulated in the original contracts.

Within our VMware Virtual Infrastructure segment, we only utilized standalone sales to determine the VSOE of fair value for our professional services offerings. The total volume was 815 transactions with a bookings value of $31 million.

Revenue for software arrangements which require significant production, modification or customization, that accordingly do not meet the criteria for separate accounting set forth in paragraph 74 of SOP 97-2, and therefore were accounted for pursuant to the guidance in SOP 81-1, totaled $32.4 million, $42.8 million and $23.2 million in 2008, 2007 and 2006, respectively. We utilize the proportional performance method to recognize the revenue on the majority of our services revenue in accordance with paragraph 66 of SOP 97-2 since generally the services meet the criteria for separate accounting in accordance with paragraph 65 of SOP 97-2.

Note M. Commitments and Contingencies

Litigation, page 90

2.

We note your disclosure in Note M and Item 3 regarding the United States Department of Justice (“DoJ”) investigation where you state that “if the matter proceeds to litigation, possible sanctions include an award of damages, including treble damages, fines, penalties, and other sanctions.” We further note that the Company estimated a loss related to this investigation, which is reflected in the consolidated financial statements. Tell us the amount of the estimated loss, how you determined it, and how you considered disclosing the amount of the loss pursuant to paragraph 9 of SFAS 5. Additionally, please tell if and when a formal lawsuit has been filed against the Company. If so, please explain if you based your accrual for estimated losses on potential penalties proposed by the DoJ and why you have not disclosed this information in your December 31, 2008 Form 10-K.

Response:

With respect to the investigation by the Civil Division of the DoJ described in Note M and Item 3 of the Form 10-K, the Company believes that the disclosure relating to the potential liabilities associated with the matters which are the subject of the investigation is adequate and appropriate to ensure that the Company’s financial statements are not misleading in accordance with paragraph 9 of SFAS 5 and therefore that disclosure of the amount of the estimated loss is not required. The Company estimated the amount of the loss that may result from these matters in accordance with the guidance of SFAS 5, reviewing the allegations raised in the qui tam action described below to which the DoJ investigation relates, the Company’s view of the merits of such allegations including the Company’s factual and legal defenses thereto, the status of the matter, and assessing the potential exposure and the likelihood of prevailing with respect to such allegations.

In December 2006, two private individuals filed under seal a complaint in the U.S. District Court for the Eastern District of Arkansas adding the Company as a defendant in a qui tam action under the False Claims Act. In June 2008, the Company was informed that the Civil Division of the DoJ filed a complaint in intervention in this matter. At that time, both complaints remained under seal by order of the court. On February 27, 2009, an order granting the DoJ’s request to lift the seal and directing that the Company be served with the DoJ and the relators’ complaints was entered. The Company was not aware at the time the Form 10-K was submitted to the SEC that the qui tam action had been unsealed. The DoJ and the relators’ complaints do not propose a specific monetary amount for either damages or penalties.

The Company is continuing to monitor the necessity and adequacy of its loss accrual and disclosures relating to loss contingencies with respect to these matters in connection with its required filings and disclosures and will adjust such accrual and provide such other disclosures as necessary in accordance with SFAS 5 based upon the status of the action, discussions with the DoJ and other factors and developments.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link
Mark A. Link Senior Vice President and Chief Accounting Officer